Exhibit 6.11

AGREEMENT TO MODIFY OPERATING AGREEMENTS

This Agreement to Modify Operating Agreements (the “Agreement”) is entered into by and between GolfSuites 1, Inc., a Delaware Corporation (“GolfSuites 1”), and Shekhar Challa, M.D. (“Challa”) (collectively, the “Parties” and each individually, a “Party”).

WHEREAS, GolfSuites 1 and Challa are all of the Members of GolfSuites Baton Rouge, LLC, a Louisiana Limited liability Company (“GS Baton Rouge”), GolfSuites Madison, LLC (“GS Madison”), a Mississippi Limited Liability Company; and

WHEREAS, under both the Second Amended and Restated Operating Agreement for GS Baton Rouge, and the Operating Agreement for GS Madison, GS Baton Rouge and GS Madison each owe Challa a Challa Preferred Return; and

WHEREAS, GS Baton Rouge has not timely paid Challa the Challa Preferred Returns as required by the GS Baton Rouge Second Amended and Restated Operating Agreement; and

WHEREAS, no Challa Preferred Return has been paid to Challa by GS Madison, and GS Madison is in the process of selling its real estate; and

WHEREAS, the under Article XVII, the Second Amended and Restated Operating Agreement for GS Baton Rouge and the Operating Agreement for GS Madison may be modified by written agreement of a Super Majority of the Members.

NOW, THEREFORE, the Parties have agreed to modify the Second Amended and Restated Operating Agreement for GS Baton Rouge and the Operating Agreement for GS Madison as follows:

1.            The introductory factual recitals above are an integral part of this Agreement and are incorporated into this Agreement.

2.            The past due Challa Preferred Return payments owed to Challa by GS Baton Rouge are extended to June 15, 2023.

3.            By November 1, 2023, GS Baton Rouge shall have paid current all of the Challa Preferred Returns.

4.            By November 1, 2023, GS Baton Rouge shall pay Challa’s investment down to $800,000.00, by returning the additional $200,000.00 invested by Challa.

5.            After the Challa Preferred Returned is fully paid by GS Baton Rouge, all profits of GS Baton Rouge shall be shared equally between GolfSuites 1 and Challa.

6.            GS Baton Rouge shall provide Challa profit and loss statements every month.

7.            Once the real estate owned by GS Madison is sold, all money invested by Challa shall be returned by GS Madison, and all past due Challa Preferred Return shall be paid by GS Madison. Any remaining cash shall then be paid to Challa to offset the balance owed to Challa on the principal return and the Challa Preferred Return.

8.            Except as expressly amended and modified by this Amendment, all terms, conditions, agreements and covenants set forth in the Second Amended and Restated Operating Agreement for GS Baton Rouge and the Operating Agreement for GS Madison are hereby ratified and confirmed and shall continue in full force and effect. In the event there is a conflict between the terms of this Agreement and the terms of the Second Amended and Restated Operating Agreement for GS Baton Rouge and the Operating Agreement for GS Madison, this Agreement shall control.

9.            Unless otherwise defined herein, capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Second Amended and Restated Operating Agreement for GS Baton Rouge and the Operating Agreement for GS Madison.

10.            The Parties acknowledge and represent that each of them has read this Agreement and had the opportunity to have it reviewed by counsel of their choice and each signed this Amendment with the full understanding of the terms contained in this Agreement.

11.            This Amendment shall be binding upon the undersigned, their heirs, executors, administrators, successors and assigns.

GolfSuites 1, Inc., a Delaware corporation

/s/ Gerald D. Ellenburg
Gerald D. Ellenburg, President

Date signed:	6/11/2023

/s/ Shekhar Challa
Shekhar Challa, M.D.

Date signed:	6/10/2023

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